Media release

Rio Tinto board changes

1 March 2016

Richard Goodmanson, non-executive director of Rio Tinto, who joined the board in December 2004, will be retiring from the board this year.

Richard will not seek re-election as a non-executive director of Rio Tinto plc and Rio Tinto Limited and will retire from the board at the conclusion of the Rio Tinto Limited annual general meeting in Brisbane on 5 May 2016.

Megan Clark will be appointed as chairman of the Sustainability Committee upon Richard Goodmanson’s retirement on 5 May 2016, and will also become a member of the Remuneration Committee with effect from 1 May 2016.

Rio Tinto chairman Jan du Plessis said “I am very grateful to Richard for his considerable contribution to Rio Tinto over many years. He provided tremendous support during his tenure, notably as chairman of the Sustainability Committee. I wish him well for the future.”

Note to editors

For the purposes of section 430(2B) of the Companies Act 2006, Richard Goodmanson will receive his pro-rata entitlement to non-executive director fees for the month of May 2016. No payments for loss of office will be made to him.

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